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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PJT Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur (212) 364-5056
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of PJT Partners LP, as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



David C. Figur
Director of Finance

Subscribed to before me this
29th day of February 2016



Notary Public

MARY ALLEN CONNALLY
NOTARY PUBLIC, State of New York
No. 01CO6037222
Qualified in New York County
Commission Expires 2/14/2018

PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To PJT Partners LP
New York, New York

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of PJT Partners LP as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the ownership structure of the Partnership changed on October 1, 2015.

Deloitte + Touche LLP

February 29, 2016

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	24,917,433
Accounts receivable, net of allowance for doubtful accounts of $372,581		30,510,438
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $98,810		307,196
Due from affiliates		22,723
Other assets		1,637,759
TOTAL ASSETS	$	57,395,549
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	2,819,953
Taxes payable		240,921
Deferred tax liability		10,343
Other liabilities		432,392
Due to affiliates		11,130,436
TOTAL LIABILITIES		14,634,045
PARTNERS' CAPITAL		42,761,504
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	57,395,549

See notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Partnership provides a broad range of investment banking and financial advisory services which includes advice on mergers, acquisitions and divestitures, leveraged buyouts, joint ventures, recapitalizations, corporate restructuring, tender and exchange offerings and other corporate transactions. The Partnership also provides general corporate finance and strategic advice including advice on capital structure, capital raising and liability management.

The Partnership is owned by PJT Management LLC, as the general partner and PJT Capital LP as the limited partner (collectively the "Parent"). On October 10, 2014, the Parent announced that the Parent and the Partnership will merge with The Blackstone Group L.P.'s ("Blackstone") financial and strategic advisory services and restructuring and reorganization advisory services businesses. Blackstone will spin off the merged financial and strategic advisory services business, as well as its restructuring and reorganization advisory services and its Park Hill fund placement businesses from Blackstone to form an independent, publicly traded company (the "Transaction"). The Transaction occurred on October 1, 2015, subsequent to which the Parent was wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value because they are short-term in nature.

Cash and Cash Equivalents—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash which is primarily held at two major U.S. financial institutions.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment consist of office equipment and furniture. Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition—Advisory Fees consist of retainer and transaction-based fee arrangements related to advisory and restructuring services. Advisory retainer and transaction-based fees are recognized when services for the transactions are complete, in accordance with terms set forth in individual agreements. The majority of the Advisory Fees are dependent on the successful completion of a transaction.

Accounts Receivable—Accounts receivable includes advisory fees due from clients. Accounts receivable are assessed periodically for collectability and an allowance is recognized for doubtful accounts, if required.

The Partnership may be reimbursed by clients for certain reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to advisory services provided. As of December 31, 2015, $3,212,718 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition in accounts receivable.

Allowance for Doubtful Accounts—The Partnership performs periodic reviews of outstanding accounts receivable and credit evaluations of its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership. As of December 31, 2015, the Partnership determined the allowance for doubtful accounts is $372,581.

Compensation and Benefits—Compensation and Benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees and partners, and (b) equity-based compensation associated with the grants of equity-based awards to employees and partners. Compensation costs related to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expenses immediately. Cash settled equity-based awards are classified as liabilities and are remeasured at the end of each reporting period.

Equity-Based Compensation—Compensation costs relating to the issuance of share-based awards to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Partnership is organized as a limited partnership and is treated as a disregarded entity for income tax purposes. On October 1, 2015, the Parent became wholly owned by PJTPH, a partnership that is not subject to federal income tax. No provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments.

The deferred liability reflects the tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse.

A summary of the tax effects of the temporary differences as of December 31, 2015 is as follows:

Deferred tax liability

Bad debt and other	$	10,343

The Partnership recognizes and measures unrecognized tax benefits in accordance with US GAAP. Under that guidance, the Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2015, the Partnership did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Partnership's financial statements. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The Partnership is subject to possible income tax examinations by major taxing authorities for 2014 through 2015.

Recent Accounting Developments—In June 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

The amended guidance is effective for annual periods beginning after December 15, 2017 including interim periods within that reporting period. The Partnership is currently evaluating the impact of the new guidance and the method of adoption.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following as of December 31, 2015:

Computer equipment	$	141,528
Furniture and fixtures		231,609
Leasehold improvements		32,869
Total		406,006
Less: accumulated depreciation		(98,810)
Net book value	$	307,196

4. RELATED PARTY TRANSACTIONS

Effective October 1, 2015, the Partnership entered into an administrative services and expense agreement with PJTPH. The Partnership reimbursed PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services and facilities. As of December 31, 2015, the Partnership owed PJTPH $11,031,755.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2015, there was a balance due from various affiliated entities of $22,723 and balances due to various affiliated entities of $98,681.

5. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Partnership leases office space in New York under a non-cancelable lease agreement which expires on December 31, 2017.

The following is a schedule of future minimum lease payments required under this non-cancelable operating lease:

Year Ending December 31,		
2016	$	1,134,000
2017		1,134,000
	$	2,268,000

A refundable security deposit in the amount of $283,500 was paid upon signing of the lease.

During May 2015, the Partnership entered into a sub-lease agreement for this property to a third party for the remainder of the lease term.

Litigation—In the normal course of business, the Partnership may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Partnership that

could have a material adverse effect on the financial statements of the Partnership at December 31, 2015.

Indemnification—The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. CONCENTRATIONS OF CREDIT RISK

The Partnership had five clients account for approximately 47% of its accounts receivable at December 31, 2015.

7. PARTNERS' CAPITAL

For the year ended December 31, 2015, there were cash contributions of $6,200,000, non-cash contributions of $23,662,625 and an additional capital contribution of $22,174,515 resulting from the merger with Blackstone's Financial Advisory business. The non-cash contributions relate to Partnership obligations assumed by the Parent.

8. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2015, the Partnership had net capital of $10,283,388, which was $9,307,785 in excess of its required net capital of $975,603. The Partnership's aggregate indebtedness to net capital ratio was 1.42.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from the SEC Customer Protection Rule (Rule 15c3-3).

9. DEFINED CONTRIBUTION PLAN

Effective October 1, 2015, PJTPH provides a 401(k) plan (the "Plan") for eligible employees in the United States. Eligible employees who participate in the Plan receive matching on 100% of employee contribution up to a maximum of $3,200 per plan year.

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

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